[redacted]

09040678

PJD 4/16

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR - 9 2009
Washington, DC
110

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nasdaq Execution Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro **212-401-8982**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon_______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Nasdaq Execution Services, LLC (the "Company")__ __________, as of _December 31____, 2008__, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Signature

President

Title

KELLI J. BUFORD
Notary Public, State of New York
No. 01-BU6094380
Qualified in Bronx County
My Commission Expires on June 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 35,763,811
Deposits with clearing organizations	536,000
Receivables from affiliates, net	43,379,530
Goodwill	5,569,073
Intangible asset, net of accumulated amortization of $1,776,725	1,123,275
Deferred tax assets	4,464,975
Other assets	665,947
Total assets	$ 91,502,611
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefit costs	$ 271,460
Accrued routing fees	16,450,935
Accounts payable	5,197,198
Total liabilities	21,919,593
Member's equity	69,583,018
Total liabilities and member's equity	$ 91,502,611

See accompanying notes to the Statement of Financial Condition.

1. Organization and Description of the Business

Nasdaq Execution Services, LLC, or the Company, is a wholly-owned subsidiary of Norway Acquisition, LLC, which is a wholly-owned subsidiary of The NASDAQ Stock Market LLC, or the Exchange. The NASDAQ OMX Group, Inc., or NASDAQ OMX, is a holding company that operates the Exchange as its wholly-owned subsidiary. On December 23, 2008, the Company became a single-member LLC as a result of a reorganization. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes in the Exchange and other national stock exchanges. The Company has no customers and accepts orders from one user, the Exchange, as part of its core routing brokerage business.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the Exchange's routing broker-dealer for sending orders from the Exchange to other venues for execution in accordance with member order instructions and requirements. The Company also clears all trading activity directly with the National Securities Clearing Corporation, or NSCC, either as a Qualified Special Representative, or QSR, or under an Automated Give Up, or AGU, agreement, through Automated Confirmation Trades system, or ACT, except for institutional trades and Designated Order Turnaround, or DOT, processed listed securities. The QSR relationship is an agreement between the Company, the clearing broker and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to NSCC by the Company. In the AGU relationship, the Company will send the trade to ACT initially and then ACT will send the trade to the NSCC for clearing.

The Company is registered as a broker-dealer with the Securities and Exchange Commission, or SEC, and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The Nasdaq Stock Market, New York Stock Exchange, or NYSE, Financial Industry Regulatory Authority, or FINRA, American Stock Exchange, or Amex, Boston Stock Exchange, Chicago Stock Exchange, International Securities Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, Chicago Board Options Exchange, the National Stock Exchange, or NSX, and the BATS Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization, or SRO.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators.

2. Summary of Significant Accounting Policies

Financial Statement Preparation

The preparation of the Company's statement of financial condition, in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, at acquisition to be cash equivalents. At December 31, 2008, cash equivalents consisted of $11,147,916 of investments primarily in money market funds held at major U.S. financial institutions.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at the NSCC for settlement of trades and deposits also held at the Depository Trust Company, the Stock Clearing Corporation of Philadelphia and the Boston Stock Exchange.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, we are required to test goodwill for impairment at the reporting unit annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The Company completed the required annual impairment test, which determined that goodwill was not impaired.

Intangible Asset, Net

Intangible asset, net at December 31, 2008, consists of routing software and related technology hardware, which is being amortized over an estimated useful life of five years. For finite-lived intangible assets subject to amortization, impairment is considered upon certain "triggering events" as defined in SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 144. Under SFAS 144, impairment is

2. Summary of Significant Accounting Policies (continued)

recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There were no triggering events during 2008 that would have required an impairment test to be performed.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accounts payable in the Statement of Financial Condition and there were no positions related to securities owned and securities sold, not yet purchased at December 31, 2008.

Income Taxes

The Company was a limited liability company for the period January 1, 2008, through December 22, 2008, and, as such, was generally not subject to federal or state income taxes for such period. All items of taxable income and all income tax deductions flowed through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes, or NYCUBT. As of December 23, 2008, the Company's operating results are included in the consolidated federal income tax return and certain combined state income tax returns filed by NASDAQ OMX. We use the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," or SFAS 109, to provide relevant taxes on all transactions recorded in the Company's financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Related Party Transactions

The Company operates solely as the routing broker for the Exchange. Under the Services Agreement, the Exchange agrees to pay the Company a fee per share for routing orders related to these securities. Revenue is recognized as earned, and is allocated to the Company through an intercompany receivable, resulting in amounts due from affiliates. The routing fee is intended to reimburse the Company for costs incurred in routing orders to external destinations for the Exchange, as well as other broker-dealer related expenses. These expenses include NSCC fees, Depository Trust and Clearing Corporation fees, clearing costs, Amex specialist fees, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay for all routing services provided to the Exchange.

Certain other expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange and are allocated through an intercompany charge, resulting in amounts due to affiliates.

4. Goodwill and Intangible Asset

On August 1, 2006, NASDAQ OMX adopted a holding company structure in connection with its registration as a national securities exchange. The NASDAQ Stock Market LLC holds the operations of the exchange and NASDAQ OMX's exchange license. On December 28, 2006, NASDAQ OMX completed an internal reorganization that resulted in the Company's transfer of certain assets and liabilities relating to NASDAQ OMX's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange. These assets and liabilities of the Company were transferred as of December 28, 2006 based on the revised operating structure of these entities in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and resulted in an allocation of goodwill based on the relative fair value of the Company. As result of the reorganization and at December 31, 2008, the Company had goodwill of $5,569,073.

The following table summarizes the Company's intangible asset as of December 31, 2008:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Routing software and related technology hardware	$2,900,000	($1,776,725)	$1,123,275

5. Income Taxes

As of December 31, 2008, the net deferred tax asset balance is $4,464,975. This amount primarily relates to the amortization of intangible assets. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required. Due to internal legal entity reorganizations, NES became a single-member LLC as of December 23, 2008. As such NES will now be included in the NASDAQ OMX consolidated federal and respective state tax returns. In the past, NES taxable income/loss was allocated to the various NES members. Through the date of reorganization, the members have accumulated a deferred tax asset through such allocations. As a result of the reorganization, the realization of this deferred tax asset will be recognized by NES. As such, the respective members have transferred such deferred tax asset to NES in the form of an equity contribution.

As of December 31, 2008, we had $608,619 of unrecognized benefits of which all the amount would affect tax expense if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$ 483,978
Changes:	
Additions from tax positions taken in a prior period	124,641
Balance at December 31, 2008	$ 608,619

The Company filed a New York City Unincorporated Business Tax return, for periods through December 22, 2008. As such the Company is subject to audit by New York City. No tax returns are currently under examination by New York City. We remain subject to audits for years 2005-2008. For the period December 23, 2008 through December 31, 2008 the Company is subject to audit by the Internal Revenue Service and the respective state tax authorities. The final outcome of potential audits can not yet be determined. We anticipate that proposed adjustments will not have a material impact to our financial position or results of operations.

6. Net Capital Requirements and Member's Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Net Capital Requirements and Member's Equity (continued)

At December 31, 2008, the Company had net capital of $15,011,423, which was $14,761,423 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Commitments and Contingent Liabilities

Brokerage Activities – In accordance with Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters – The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any other unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and

7. Commitments and Contingent Liabilities (continued)

employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties—As discussed above, the Company, as a broker-dealer, acts as principal to the transactions executed through The NASDAQ Stock Market, which exposes the Company to clearance and settlement risks.

8. Fair Value of Financial Instruments

The Company considers cash and cash equivalents, deposits with clearing organizations, receivables from affiliates, net, other assets, accrued compensation and benefit costs, accrued routing fees and accounts payable to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2008
With Report of Independent Registered Public Accounting Firm